U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2002
                                                 --------------










                      FirstEnergy Corp. (File No. 70-09501)
                  --------------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                  --------------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended March 31, 2002
                                                 --------------



                                Table of Contents

  Item
   No.                             Title                                Page
 ------    --------------------------------------------------------    ------
    1      Organization Chart                                            1-4

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           5

    3      Associate Transactions                                        6-8

    4      Summary of Aggregate Investment                                 9

    5      Other Investments                                              10

    6      Financial Statements and Exhibits:

               A - Financial Statements                                11-12

               B - Exhibits                                               13

               C - Certificate of FirstEnergy Corp.                       13

           Signature                                                      14


  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in
  ----   thousands unless otherwise noted.

                                                    ITEM 1 - ORGANIZATION CHART

                                                       Energy (ERC)
                                                       or Gas (GRC)        Date of       State of   Percentage of Voting  Nature of
            Name of Reporting Company                Related Company    Organization   Organization    Securities Held    Business
--------------------------------------------------   ----------------   ------------   ------------ --------------------  --------

FirstEnergy Corp. (a)
-----------------

    Ohio Edison Company (b)
       OES Fuel, Inc. (d)                                  ERC           12/16/1988       Ohio            100.0%             (h)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (e)                         ERC           01/26/1998       Ohio            100.0              (j)
       Centerior Energy Services, Inc. (e)                 ERC           06/01/1994       Ohio            100.0              (k)
       Eastroc Technologies, LLC (c)                       ERC           04/30/1996       Delaware         50.0 **           (l)
       Engineered Processes, Ltd. (c)                      ERC           12/30/1996       Ohio             50.0 **           (l)
       Warrenton River Terminal, Ltd. (e)                  ERC           09/03/1996       Ohio            100.0              (m)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (f)                                    ERC           04/20/1953       New York        100.0              (i)
       Colonial Mechanical Corporation (f)                 ERC           03/30/1972       Virginia        100.0              (i)
       Dunbar Mechanical, Inc. (f)                         ERC           07/16/1956       Ohio            100.0              (i)
       Edwards Electrical & Mechanical, Inc. (f)           ERC           02/28/1968       Indiana         100.0              (i)
       Elliot-Lewis Corporation (f)                        ERC           04/01/1948       Pennsylvania    100.0              (i)
        A.A. Duckett, Inc.                                 ERC           03/01/1973       Delaware        100.0              (i)
        Sautter Crane Rental, Inc.                         ERC           12/10/1991       Pennsylvania    100.0              (n)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                    ERC           04/27/1965       Florida         100.0              (i)
            Airdex Air Conditioning Corporation            ERC           01/18/1995       Florida         100.0              (i)
          R.L. Anderson, Inc.                              ERC           08/28/1961       Florida         100.0              (i)
       L.H. Cranston and Sons, Inc. (f)                    ERC           01/02/1951       Maryland        100.0              (i)
       Roth Bros., Inc. (f)                                ERC           09/06/1947       Ohio            100.0              (i)
       The Hattenbach Company (f)                          ERC           03/21/1969       Ohio            100.0              (o)
       R.P.C. Mechanical, Inc. (f)                         ERC           04/21/1959       Ohio            100.0              (i)
       Spectrum Controls Systems, Inc. (f)                 ERC           04/18/1988       Ohio            100.0              (i)
       Webb Technologies, Inc. (f)                         ERC           11/03/1976       Virginia        100.0              (i)

    FirstEnergy Solutions Corp. (b)                        ERC           08/08/1997       Ohio            100.0              (p)
       Penn Power Energy, Inc. (g)                         ERC           09/01/1997       Pennsylvania    100.0              (p)
       FirstEnergy Engineering, Inc. (g)                   ERC           08/09/1996       Ohio            100.0 ***          (y)

    GPU Advanced Resources, Inc. (b)                       ERC           09/13/1996       Delaware        100.0              (v)

    GPU Diversified Holdings, LLC (b)                      ERC           08/03/2000       Delaware        100.0              (w)
       GPU Solar, Inc.                                     ERC           11/07/1997       New Jersey       50.0              (x)
       GPU Distributed Power, Inc. *                       ERC           02/29/2000       Delaware        100.0

*      Inactive
**     Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.
***    Ownership of FirstEnergy Engineering, Inc. transferred to FirstEnergy Solutions Corp. on January 15, 2002.

                                                         1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)
                                                        Energy (ERC)
                                                        or Gas (GRC)       Date of       State of   Percentage of Voting  Nature of
            Name of Reporting Company                 Related Company   Organization   Organization   Securities Held      Business
------------------------------------------------      ---------------   ------------   ------------   ---------------      --------


FirstEnergy Corp. (a) (Continued)
-----------------

    The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                  ERC         12/22/2000       Delaware         10.0% **           (q)

    PowerSpan Corp. (c)                                     ERC         05/01/1997       Delaware         18.63 **           (r)

    Kinetic Ventures I, LLC (c)                             ERC         04/15/1997       Delaware         11.11 **           (s)

    Kinetic Ventures II, LLC (c)                            ERC         12/07/1999       Delaware         14.28 **           (s)

    Nth Power Technologies II, LLC (c)                      ERC                                             8.2 **           (t)

    Active Power, Inc. (c)                                  ERC                                           0.006 **           (u)

    Utility.com, Inc. (c) *                                 ERC                                             5.0 **           (p)

    Automated Power Exchange, Inc. (c)                      ERC                                            1.16 **           (p)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                         2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d)  This company is direct wholly owned subsidiary of Ohio Edison Company.
(e) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(f) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(g)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.
(h)  This subsidiary finances and manages fuel inventories.
(i) This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(j) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(k) This subsidiary provides various consulting services related to energy management and procurement.
(l) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(m) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.
(n)  This subsidiary provides crane rental services.
(o) This subsidiary provides refrigeration sales and services to commercial entities.
(p)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.
(q) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.
(r) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(s) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.
(t) This venture capital fund is focus on emerging technologies in the global energy industry.
(u) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.
(v) This subsidiary was formed to engage in energy services and retail energy sales.
(w) This energy-related company holds securities directly in the energy-related company set below its name.
(x) This subsidiary is involved in the development and commercialization of photovoltaics.
(y)  This subsidiary provides engineering services.

            Narrative Description of Activities for Reporting Period

            On November 7, 2001, FirstEnergy Corp. (FirstEnergy) filed with the SEC a Notification of Registration on Form U-5A. On February 7, 2002, FirstEnergy filed a Registration Statement on Form U-5B (as amended on Form U-5B/A filed May 14, 2002), thereby registering as a holding company pursuant to the provisions of Section 5(a) under the 1935 Act. All the FirstEnergy's subsidiaries on Item 1, investments in energy related companies, were made by FirstEnergy prior to its registration under the Act. On August 31, 2001, FirstEnergy filed Amendment No. 3, Form U-1 Application that requested Commission grant the treatment to exclude the existing investments from the calculation of aggregate investment under Rule 58.


                      ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                 Type of          Principal                             Company to     Collateral    Consideration
                                 Security         Amount of     Issue or    Cost of    whom Security   Given with      Received
Company Issuing Security         Issued           Security      Renewal     Capital     was Issued      Security   for Each Security
------------------------         --------         --------      -------     -------    -------------   ----------  -----------------

         None.



                                    Company Contributing          Company Receiving             Amount of Capital
                                          Capital                       Capital                   Contribution
                                    --------------------     ------------------------------     -----------------

                                      FirstEnergy Corp.       Warrenton River Terminal, Ltd.          $  50
                                      FirstEnergy Corp.       Dunbar Mechanical, Inc.                   980


Note:     The information provided in Item 2 presents the activities of the reporting period only.
----


                                                                5


                                          ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                                    Total
     Reporting Company                       Associate Company                                                      Amount
    Rendering Services                      Receiving Services                    Types of Services Rendered        Billed
    ------------------                      ------------------                    --------------------------        ------


Warrenton River Terminal, Ltd.          FirstEnergy Solutions Corp.               Loading, unloading and storage    $  xxx
                                                                                  of petcoke

Warrenton River Terminal, Ltd.          FirstEnergy Generation Corp.              Loading, unloading and storage       xxx
                                                                                  of coal

Centerior Energy Services, Inc.         FirstEnergy Solutions Corp.               Energy consulting services           xxx

OES Fuel, Inc.                          Ohio Edison Company                       Leasing of nuclear fuel              xxx

OES Fuel, Inc.                          Pennsylvania Power Company                Leasing of nuclear fuel              xxx

Bay Shore Power Company                 FirstEnergy Generation Corp.              Sale of steam                        xxx

Bay Shore Power Company                 FirstEnergy Generation Corp.              Sale of petcoke                      xxx

Dunbar Mechanical, Inc.                 FirstEnergy Generation Corp.              HVAC equipment installation          xxx
                                                                                  and services

Dunbar Mechanical, Inc.                 The Toledo Edison Company                 HVAC services                        xxx

Dunbar Mechanical, Inc.                 FirstEnergy Nuclear Operating Company     HVAC services                        xxx

Roth Bros., Inc.                        Ohio Edison Company                       HVAC services                        xxx

Roth Bros., Inc.                        FirstEnergy Properties, Inc.              HVAC services                        xxx

Roth Bros., Inc.                        FirstEnergy Nuclear Operating Company     HVAC services                        xxx

Roth Bros., Inc.                        The Cleveland Electric Illuminating Co.   HVAC services                        xxx

Roth Bros., Inc.                        Ohio Edison Company                       HVAC services                        xxx

                                                         6


                                    ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (Continued)


                                                                                                                 Total
     Reporting Company                       Associate Company                                                   Amount
    Rendering Services                      Receiving Services             Types of Services Rendered            Billed
    ------------------                  ---------------------------        --------------------------            ------

     Roth Bros., Inc.                   FirstEnergy Generation Corp.              HVAC services                   xxx


Note:  The information  provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                         7

                                    ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                                      Total
    Associate Company                        Reporting Company                                                        Amount
    Rendering Services                       Receiving Services                   Types of Services Rendered          Billed
--------------------------              ----------------------------            ------------------------------        ------

GPU Service, Inc.                        GPU Diversified Holdings LLC           Legal and certain general and        $   xxx
                                                                                administrative services for
                                                                                GPU Diversified Holdings LLC


GPU Service, Inc.                       GPU Advanced Resources, Inc.            Legal and certain general and            xxx
                                                                                administrative services for
                                                                                GPU Advanced Resources, Inc.

FirstEnergy Service Co.                 Warrenton River Terminal, Ltd.          General and administrative services      xxx

FirstEnergy Service Co.                 Bay Shore Power Company                 General and administrative services      xxx

FirstEnergy Solutions Co.               Bay Shore Power Company                 General and administrative services      xxx

FirstEnergy Generation Co.              Bay Shore Power Company                 Sale of emission allowances              xxx

FirstEnergy Generation Co.              Bay Shore Power Company                 Sale of fuel oil                         xxx

FirstEnergy Generation Co.              Bay Shore Power Company                 Plant operation & maintenance            xxx
                                                                                services


Note:         The information  provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                         8



                                           ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 2002              $17,228,993                            Line 1
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)         2,584,349                            Line 2
       Greater of $50 million or line 2                                                           $2,584,349           Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)           1,560
           Energy services and retail energy sales (Category V)                      25,900
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                      980
           Fuel transportation, handling and storage facilities (Category IX)            50
                                                                                  ---------

                Total current aggregate investment                                                    28,490           Line 4
                                                                                                   ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                              $2,555,859           Line 5
                                                                                                   =========


Note:      The caption "Total average  consolidated  capitalization"  includes total common equity,  preferred  equity  (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

           The caption  "Total  current  aggregate  investment"  includes  all amounts  invested  or  committed  to be invested in energy-related  companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp.
           registered as a holding company (November 7, 2001) for which there is recourse,  directly or indirectly, to FirstEnergy
           Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.


                                                        9


                                                                       ITEM 5 - OTHER INVESTMENTS

                                              Aggregate Investment as of     Change in Investments    Reason for Change
Major Line of Energy-Related Business            December 31, 2001          During Reporting Period     in Investments
-------------------------------------         --------------------------    -----------------------   -----------------

Energy management services (Category I)              $  18,766 (1)                $   -               No change.

Development and commercialization of                    29,480 (2)                    -               No change.
  electrotechnologies (Category II)

Energy services and retail energy                       44,058 (3)                    -               No change.
  sales (Category V)

Production, conversion, sale and                        41,850 (4)                    -               No change.
  distribution of thermal energy
  products (Category VI)

Sale of technical, operational,                        246,618 (5)                  980               In the first quarter of 2002,
  management, and other services                                                                      FirstEnergy Corp. made equity
  related to HVAC, refrigeration                                                                      contribution of $980 thousand
  systems (Category VII)                                                                              to Dunbar Mechanical, Inc.

Fuel transportation, handling                            4,909 (6)                   50               In the first quarter of 2002,
  and storage facilities                                                                              FirstEnergy Corp. made equity
  (Category IX)                                                                                       contribution of $50 thousand
                                                                                                      to Warrenton River Terminal,
                                                                                                      Ltd.

Development and commercialization of                        46 (7)                    -               No change.
  technologies that utilize coal waste
  by-products (Category X)


(1)     Includes $18,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(2)     Includes $27,920 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(3)     Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(4)     Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(5)     Includes $246,618 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(6)     Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(7)     Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

                                                        10


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

  A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended March 31, 2002.

  A-2 Financial statements of GPU Advanced Resources, Inc. for the quarter ended March 31, 2002.

  A-3 Financial statements of GPU Diversified Holdings LLC for the quarter ended March 31, 2002.

  A-4 Financial statements of OES Fuel, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-5 Financial statements of Bay Shore Power Company for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-6 Financial statements of Centerior Energy Services, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-7 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-8 Financial statements of Ancoma, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-9 Financial statements of Colonial Mechanical Corporation for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-10 Financial statements of Dunbar Mechanical, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-11 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-12 Financial statements of Elliot-Lewis Corporation for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-13 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-14 Financial statements of Roth Bros., Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-15 Financial statements of The Hattenback Company for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

    --------------------

  A-16 Financial statements of R.P.C. Mechanical, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-17 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-18 Financial statements of Webb Technologies, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-19 Financial statements of Penn Power Energy, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

  A-20 Financial statements of GPU Solar, Inc. for the quarter ended March 31, 2002. - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

  B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

  B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

  Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C.  Certificate of FirstEnergy Corp.
    --------------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.



May 30, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President and Controller
                                        (Principal Accounting Officer)